                               Prospectus Supplement Filed Under Rule 424(b)(3)
                                                             File No. 333-33961


                           OAO TECHNOLOGY SOLUTIONS, INC.

                   Prospectus Supplement Dated December 4, 1997 to
                          Prospectus Dated October 21, 1997



         This Prospectus Supplement provides supplemental information to the Prospectus dated October 21, 1997 (the "Prospectus") covering the sale of 6,720,000 shares of common stock of OAO Technology Solutions, Inc. (the "Company"). The Company granted to shareholders of the outstanding common stock of Safeguard Scientifics, Inc. ("Safeguard") of record on October 20, 1997, transferable rights to purchase an aggregate of up to 6,400,000 shares of the Company's common stock being sold by the Company and Cecile D. Barker ("Barker"), William R. Hill ("Hill"), Hubert M. Reid ("Reid, and together with Barker and Hill, the "Selling Stockholders"). The Prospectus also relates to the purchase of 320,000 additional shares of the Company's common stock that were granted to certain persons selected by the Company. A copy of the Prospectus is attached to this Prospectus Supplement and must be read in conjunction herewith. The following information is hereby added to and deemed to be included in the Prospectus:

               The rights offering by the Company, which involved the distribution of 6,258,647 rights to Safeguard shareholders of record as of the close of business on October 20, 1997, expired on November 25, 1997. Chase Mellon Shareholder Services, L.L.C., the rights agent, informed the Company that holders of rights exercised such rights to purchase a total of 6,038,909 shares of common stock (of which 5,915,000 shares were sold by the Company and 123,909 shares were sold by the Selling Stockholders) at the exercise price of $5.00 per share. Of the total shares of the Company's common stock subscribed for through the exercise of rights, the underwriters, Wheat, First Securities Inc. and Janney Montgomery Scott Inc. advised the Company that they subscribed for 334,210 shares of common stock through the exercise of rights that were purchased in the open market by the underwriters during the course of the rights offering. The 219,738 shares of common stock remaining unsubscribed on the expiration date, together with the 141,353 shares of common stock relating to unissued rights, were sold to the other purchasers. Pursuant to the terms of the Standby Underwriting Agreement, the underwriters have purchased all of the 640,000 shares of common stock from the Selling Stockholders that were subject to the over-allotment options granted by the Selling Stockholders to the underwriters. The underwriters have advised the Company that, during the exercise period of the rights offering, they (i) purchased 766,543 rights in the open market at prices ranging from $3.125 to $6.75 per right, (ii) sold 432,333 rights in the open market at prices ranging from $3.50 to $6.625 per right, (iii) purchased 458,101 shares in the open market at prices ranging from $8.50 to $11.00 per share and (iv) sold 1,392,691 shares of common stock to the public at prices ranging from $8.50 to $12.50 per share.